Exhibit 12.1 Ratio of Earnings to Fixed Charges

	Years Ended December 31
	2015	2014	2013	2012	2011

Including Interest Paid on Deposits:
Earnings before income taxes...................................	$11,610	$8,891	$9,588	$11,879	$8,695

Combined fixed charges:
Interest expense on deposits.....................................	3,339	3,058	3,296	4,546	5,621
Interest expense on junior subordinated debentures.	327	322	325	348	331
Interest expense on borrowed funds.........................	158	237	436	703	775
Appropriate portion (1/3) of rent expense.................	215	215	228	211	219
Total fixed charges.......................................................	$4,039	$3,832	$4,285	$5,808	$6,946

Earnings before income taxes and fixed charges.......	$15,649	$12,723	$13,873	$17,687	$15,641
Ratio of earnings to fixed charges...............................	3.87	3.32	3.24	3.05	2.25

Excluding Interest Paid on Deposits:
Earnings before income taxes...................................	$11,610	$8,891	$9,588	$11,879	$8,695

Combined fixed charges:
Interest expense on junior subordinated debentures.	327	322	325	348	331
Interest expense on borrowed funds.........................	158	237	436	703	775
Appropriate portion (1/3) of rent expense.................	215	215	228	211	219
Total fixed charges.......................................................	$700	$774	$989	$1,262	$1,325

Earnings before income taxes and fixed charges.......	$12,310	$9,665	$10,577	$13,141	$10,020
Ratio of earnings to fixed charges...............................	17.59	12.49	10.69	10.41	7.56